# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary shares, par value 0.002 GBP per share
Address of issuer's principal executive offices: 3RD FLOOR, 1 ASHLEY ROAD, ALTRINCHAM, CHESHIRE, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001859266
Persons authorized to receive notices and communications: Julia Lepeltak, c/o General Atlantic UM B.V., Prinsengracht 769 A, Amsterdam, Netherlands (P7), 1017 JZ, 212-715-4000

## Reporting persons
- General Atlantic Cooperatief U.A. (CIK 0001859266): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic UM B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- GAP (Bermuda) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)
- General Atlantic Cooperatief, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 9,681,818; sole dispositive power 0; shared dispositive power 9,681,818; aggregate amount beneficially owned 9,681,818 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value 0.002 GBP per share
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3RD FLOOR, 1 ASHLEY ROAD, ALTRINCHAM, CHESHIRE, United Kingdom (X0), WA14 2DT
Comment:
This Amendment No. 1 to Schedule 13D (the "Statement") is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on June 11, 2021, with respect to the ordinary shares, par value )0.002 GBP per share (the "ordinary shares") of Centessa Pharmaceuticals plc, a public limited company incorporated in England and Wales (the "Company"), whose principal executive offices are located at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

The Company's American depositary shares (the "ADSs"), each representing one ordinary share, are listed on the Nasdaq Global Select Market under the symbol "CNTA." Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i) General Atlantic Cooperatief U.A., a Dutch cooperative association ("GA Coop UA");
(ii) General Atlantic UM B.V., a Dutch private limited company ("GA UM");
(iii) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership ("GAP Bermuda IV");
(iv) General Atlantic Partners (Bermuda) EU, L.P. a Bermuda exempted limited partnership ("GAP Bermuda EU");
(v) General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership ("GAP Lux");
(vi) General Atlantic Cooperatief, L.P., a Bermuda exempted limited partnership ("GA Coop LP");
(vii) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership ("GA GenPar Lux");
(viii) General Atlantic (Lux) S.a r.l., a Luxembourg private limited liability company ("GA Lux Sarl");
(ix) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership ("GenPar Bermuda");
(x) GAP (Bermuda) Limited, a Bermuda exempted company ("GAP (Bermuda)"); and

Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." GAP Bermuda IV, GAP Bermuda EU, GAP Lux and GA Coop LP are collectively referred to as the "GA Funds."

The registered address of each of the Reporting Persons (other than GA Coop UA, GA UM, GAP Lux, GA GenPar Lux and GA Lux Sarl) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The registered address of GA Coop UA and GA UM is Prinsengracht 769 A, 1017 JZ, Amsterdam, The Netherlands. The registered address of GAP Lux, GA GenPar Lux and GA Lux Sarl is 412F, route d'Esch, L-1471 Luxembourg, Grand Duchy of Luxembourg.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GA UM is wholly owned by GA Coop UA. The members of GA UM that share beneficial ownership of the ordinary shares held of record by GA UM through Coop UA are the GA Funds. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Sarl. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Sarl is GenPar Bermuda. GAP (Bermuda) is the general partner of GenPar Bermuda and GA Coop LP. There are six members of the partnership committee of GAP (Bermuda) (the "GA Partnership Committee") as of the date hereof. Each of the members of the GA Partnership Committee disclaims ownership of the ordinary shares except to the extent he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Partnership Committee is as a managing director of General Atlantic, L.P., a Delaware limited partnership ("GA LP").
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

On November 17, 2025, GA UM entered into the 10b5-1 Plan (as defined below). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

(a) The percentages used herein are calculated based upon on an aggregate of 134,421,149 ordinary shares issued and outstanding of the Company reported to be outstanding as of September 30, 2025, as reflected in the Company's prospectus supplement, filed with the U. S. Securities and Exchange Commission (the "SEC") on November 13, 2025, and includes an aggregate amount of 13,372,093 ordinary shares issued by the Company pursuant to a public offering that closed on or about November 14, 2025. As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 9,681,818 ordinary shares, or approximately 6.6% of the aggregate 147,793,242 ordinary shares. By virtue of the fact that (i) GA Coop UA owns all of GA UM's voting shares, (ii) the GA Funds contributed the capital to GA Coop UA to fund GA UM's purchases of the ADSs and may direct GA Coop UA with respect to its shares of GA UM, (iii) GAP (Bermuda) is the general partner of GenPar Bermuda and GA Coop LP, and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, and is the sole shareholder of GA Sarl, (iv) GA Sarl is the general partner of GA Genpar Lux and GA Genpar Lux is the general partner of GAP Lux, and (v) the members of the GA Partnership Committee control the investment decisions of GAP (Bermuda), the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GA UM. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 9,681,818 ordinary shares, or approximately 6.6% of the aggregate 147,793,242 ordinary shares as described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 9,681,818 ordinary shares that may be deemed to be beneficially owned by each of them.
Transactions in the class effected during the past sixty days: Except as otherwise described in the Statement, the Reporting Persons have not effected any transactions in the ordinary shares of the Company in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons entered into a Joint Filing Agreement on November 17, 2025 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

On November 17, 2025, GA UM entered into a new 10b5-1 plan (the "10b5-1 Plan") with BTIG, LLC ("BTIG"). Pursuant to the 10b5-1 Plan, BTIG may sell up to 3,500,000 ADSs on behalf of GA UM. The 10b5-1 Plan will terminate on the earlier of December 17, 2026, the date on which 3,500,000 ADSs have been sold under the 10b5-1 Plan and the date the 10b5-1 Plan is otherwise terminated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

## Signatures
- General Atlantic Cooperatief U.A.: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A (11/17/2025)
- General Atlantic Cooperatief U.A.: /s/ Julia Lepeltak, Julia Lepeltak, Director B (11/17/2025)
- General Atlantic UM B.V.: /s/ I.M. van der Hoorn, I.M. van der Hoorn, Director A (11/17/2025)
- General Atlantic UM B.V.: /s/ Julia Lepeltak, Julia Lepeltak, Director B (11/17/2025)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) LIMITED, the general partner of GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner (11/17/2025)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) LIMITED, the general partner of GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner (11/17/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (11/17/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (11/17/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of GENERAL ATLANTIC (LUX) S.A R.L. (11/17/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of GENERAL ATLANTIC (LUX) S.A R.L. (11/17/2025)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (11/17/2025)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (11/17/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) LIMITED, its general partner (11/17/2025)
- GAP (Bermuda) Limited: /s/ Michael Gosk, Michael Gosk, Managing Director (11/17/2025)
- General Atlantic Cooperatief, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) LIMITED, its general partner (11/17/2025)